Exhibit 99.1

Haoxi Health Technology Limited Enters into Advertising Placement Service Framework Contract

BEIJING, May 03, 2024 (GLOBE NEWSWIRE) -- Haoxi Health Technology Limited (the “Company” or “HAO”), an online marketing solution provider headquartered in Beijing, China, today announced that Beijing Haoxi Digital Technology Co., Ltd. (“Haoxi Beijing”), a wholly-owned subsidiary of the Company, entered into a Framework Contract for Cooperation on Information Placement on Media Platforms (the “Framework Contract”) on April 28, 2024 with Wuhan Yiya Simei Dental Clinic Co., Ltd. (“Yiya Dental”), a regional dentistry chain in China. This partnership underscores the Company’s capabilities in delivering internet marketing solutions.

Pursuant to the Framework Contract, Haoxi Beijing has agreed to provide comprehensive advertising services on popular social media platforms, such as Douyin, Toutiao, and Xigua Video, for Yiya Dental, through various forms of media, including short-video, text, images, flash, as well as mobile app contents. Haoxi Beijing adopts a prepayment model for the services it provides on the aforementioned social media platforms, according to the Framework Contract. During the term of the Framework Contract, Yiya Dental expects the total amount of cooperation fees for advertising to be no less than RMB40 million ($5.5 million), subject to the actual advertising service orders and agreements between the parties.

Mr. Zhen Fan, CEO and Chairman of the Company, commented: “We take immense pride in our collaboration with Yiya Dental. Social media advertising provides robust data analysis tools that enable real-time monitoring of advertising effectiveness and optimization. Through data analysis, HAO gains deep insights into the impact of our advertising placements, allowing us to fine-tune placement strategies and content to maximize their effectiveness and return on investment. We hope this will enable Yiya Dental to better understand the needs and preferences of its target audience, to further enhance its services, and elevate the overall patient experience.

“HAO also eagerly looks forward to collaborating with more clients to explore innovative advertising distribution strategies, continuously refining and enhancing advertising content and user interaction experiences, with the goal of providing highly personalized and top-notch services and achieving sustainable business growth together.”

About Haoxi Health Technology Limited

Haoxi Health Technology Limited is a Beijing-headquartered online marketing solution provider in China, specializing in serving healthcare industry advertiser clients. The Company’s growth is driven by the rise of news feed ads and the rapid development of the healthcare sector. The Company offers one-stop online marketing solutions, especially in online short video marketing, helping advertisers acquire and retain customers on popular platforms in China, such as Toutiao, Douyin, WeChat, and Sina Weibo. It is dedicated to reducing costs, increasing efficiency, and providing easy online marketing solutions to advertisers. For more information, please visit: http://ir.haoximedia.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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